Exhibit 99.1
Settlement Hearing Between OSC, Bennett Environmental Inc. (“BEI”) and Bulckaert Scheduled for June 20, 2006
Oakville, Ontario, June 6 2006 - Bennett Environmental Inc. (“BEI”) today announced that on June 2, 2006 the Ontario Securities Commission (“OSC” or the “Commission”) issued a Notice of Hearing to consider settlement agreements entered into by Staff of the OSC and Bennett Environmental Inc. and its President and CEO Allan Bulckaert.
The hearing will be held on June 20, 2006 to consider whether, pursuant to Securities Act, R.S.O. 1990, c. S.5, as amended (“the Act”), it is in the public interest for the Commission to make an order approving the Settlement Agreement entered into by Staff of the Commission and Bennett Environmental Inc and Mr. Bulckaert.
As reflected in the Notices, the OSC, BEI and Mr. Bulckaert have agreements in principal that will be presented for consideration and approval at the hearing on June 20, 2006. The Company and Mr. Bulckaert look forward to the expeditious resolution of this matter.
Also on June 2, 2006, and with regard to John A. Bennett, Richard L Stern and Robert P. Griffiths, the OSC, also announced that the OSC will hold a hearing pursuant to section 127 of the Act, on a date to be fixed by the Commission, to consider whether, pursuant to sections 127(1) and 127.1 of the Act, Bennett’s past management have breached these sections of the Act. For information regarding the status of Respondents Bennett, Stern and Griffiths, the Company refers you to : www.osc.gov.on.ca
About Bennett Environmental Inc.
Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Quebec and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.
Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Michael McSweeney at the Oakville office at (905) 339-1540.